UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2004

Commission File No. 0-31096

INTERNATIONAL TOWER HILL MINES LTD.

Registrant's Name

#507, 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

Unaudited financial statements for the period ended November 30th, 2003.

#

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL TOWER HILL MINES LTD.

(Registrant)

By

/s/ Anton J. Drescher

Anton J. Drescher,

President

Date     February 9, 2004

#

International Tower Hill Mines Ltd.

Consolidated Financial Statements

(Expressed in Canadian dollars)

November 30, 2003

#

International Tower Hill Mines Ltd.

Consolidated Financial Statements

November 30, 2003

Page

Consolidated Statements of Operations and Deficit

Consolidated Balance Sheets

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

6-13

#

International Tower Hill Mines Ltd.

Consolidated Statement of Operations and Deficit

(Expressed in Canadian dollars)

	For the three months ended		For the six months ended
	November 30,	November 30,	November 30,	November 30,
	2003	2002	2003	2002
Income
Interest	$ 1,079	$ 1,829	$ 2,607	$ 3,606

Expenses
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	2,691	1,162	3,257	2,388
Professional fees	2,067	2,549	6,072	6,243
Rent	1,800	1,800	3,600	3,600
Stock exchange and filing fees	2,440	1,369	5,968	3,773
Transfer agent fees	1,529	1,132	2,498	2,090
Travel and promotion	-	1,061	868	1,741

	18,027	16,573	37,263	34,835

Loss from operations	(16,948)	(14,744)	(34,656)	(31,229)

Deficit, beginning of period	(2,193,197)	(2,133,996)	(2,175,489)	(2,117,511)

Deficit, end of period	$ (2,210,145)	$ (2,148,740)	$ (2,210,145)	$ (2,148,740)

(Loss) per share (note 6)	$ (0.001)	$ (0.001)	$ (0.003)	$ (0.003)

Weighted average number of shares outstanding	9,012,183	9,012,183	9,012,183	9,012,183

International Tower Hill Mines Ltd.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

       Six months to               Year ended

        November 30,

                  May 31,

2003

2003

Assets

Current
Cash and cash equivalents	$ 166,833	$ 202,712
Marketable securities (note 3)	37,520	37,520
Accounts receivable	1,277	2,648
Prepaid expenses	-	3,014

	205,630	245,894

Term deposit (note 4a)	2,500	2,500

Mineral properties (note 4)	1,099,432	1,098,282

	$ 1,307,562	$ 1,346,676

Liabilities

Current
Accounts payable and accrued liabilities	$ 2,043	$ 6,501

	2,043	6,501

Share Capital and Deficit

Share capital (note 5)	3,515,664	3,515,664

Deficit	(2,210,145)	(2,175,489)

	1,305,519	1,340,175

	$ 1,307,562	$ 1,346,676

Commitments (note 4)

Approved by the Directors:

“Anton Drescher”

 Director

“Norm Bonin”

Director

International Tower Hill Mines Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	For the three months ended		For the six months ended
	November 30,	November 30,	November 30,	November 30,
	2003	2002	2003	2002
Cash provided by (used for)

Operating activities
(Loss)Income for the period	$ (16,948)	$ (14,744)	$ (34,656)	$ (31,229)
Changes in non-cash items:
Accounts receivable	180	52	1,371	(694)
Accounts payable and accrued liabilities	(7,068)	(1,768)	(4,458)	(2,852)
Prepaid expenses	986	1,178	3,014	1,078
Due to directors	-	2,000	-	1,500

	(22,850)	(13,282)	(34,729)	(32,197)

Investing activities
Mineral property	-	(18,300)	-	(18,300)
Mineral property exploration costs	(1,150)	-	(1,150)	-
Proceeds on sale of guaranteed investment	-	-	-	-

	(1,150)	(18,300)	(1,150)	(18,300)

(Decrease) in cash and cash equivalents	(24,000)	(31,582)	(35,879)	(50,497)

Cash and cash equivalents, beginning of period	190,833	277,934	202,712	296,849

Cash and cash equivalents, end of period	$ 166,833	$ 246,352	$ 166,833	$ 246,352

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

November 30, 2003

1.

Nature of Operations

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At November 30, 2003, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.

Significant Accounting Policies

The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

a)

Basis of consolidation

These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiary 813034 Alberta Ltd (“813034”), an Alberta corporation.

b)

Marketable securities

Marketable securities are valued at the lower of cost or market.

c)

Mineral properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

d)

Income (loss) per share

Income (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the three months was 9,012,183 (2002 – 9,012,183).

The company use the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share options has an immaterial effect in the presented years.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

November 30, 2003

2.

Significant Accounting Policies (continued)

e)

Cash equivalents

The company considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased.

f)

Foreign currency translation

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates.  Acquisition and exploration costs have been translated at the dates of occurrence.

g)

Financial instruments

The fair value of cash, guaranteed investment certificates, term deposits, accounts receivable, accounts payable and accrued liabilities and amounts due to directors approximate their carrying value due to the relatively short periods to maturity of these financial instruments.

h)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

i)

Income tax

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized.  Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits arising from past losses and unused resource pools have not been recorded due to uncertainty regarding their utilization.

j)

Joint venture accounting

Where the company’s exploration and development activities are conducted with others, the accounts reflect only the company’s proportionate interest in such activities.

3.

Marketable Securities

	2003	2002

Marum Resources Inc. (market value $39,865)	$ 37,520	$ 37,520

At November 30, 2003 the Company held 469,000 shares of Marum Resources Inc. (2002 – 469,000 shares; market value $42,210), acquired as part of the investment in the Chinchaga joint venture, with an historical cost of $51,590.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

November 30, 2003

4.

Mineral Properties

Accumulated costs in respect of mineral claims owned, leased or under option, consist of the following:

	Siwash Silver Leases	Chinchaga Project	Torngat Properties	Fort Vermillion	2003 Total	2002 Total
Acquisition costs
Beginning balance	$ 202,000	$ -	$ 33,550	$ 20,000	$ 258,550	$ 201,950
Lease costs	-	-	-	-	-	38,300
Ending balance	202,000	-	33,550	20,000	258,550	240,250

Deferred exploration
Beginning balance	738,937	10	80,785	20,000	839,732	791,787
Drilling	-	-	-	-	-	26,977
Miscellaneous	1,150	-	-	-	1,150	3,378
Surveying	-	-	-	-	-	15,098
Tax credits	-	-	-	-	-	(17,508)

Ending balance	740,087	10	80,785	20,000	840,882	819,732

Total deferred costs	$ 942,087	$ 10	$ 114,335	$ 40,000	$ 1,099,432	$ 1,059,982

a)

Siwash Silver Leases

i)

On October 27, 1987, the Company was granted an option to acquire a 100% interest in certain mineral claims situated in the Similkameen Mining Division of British Columbia.

The agreement required total consideration of $160,000 to be paid as follows:

$   6,000

upon closing (paid);

$   4,000

on or before April 3, 1988 (paid);

$ 10,000

on or before October 3, 1988 (paid);

$ 10,000

on or before October 3, 1989 (paid); and

$ 10,000

each subsequent year thereafter until October 3, 2002

On March 18,1991, an amendment was made to the agreement dated October 27, 1987 to change the payments to be made to the optionor.  The amended payments are as follows:

$10,000 on or before October 3, 1990 (paid)

$12,500 each subsequent year thereafter until October 3, 2002.

(October 3, 2002 and prior payments were made)

On November 17, 1987, the Company paid $1,000 to Brenda Mines Ltd. (Brenda) to obtain certain information on this property and gave Brenda the option to provide production financing should the property come into production in the future.  The Company has granted Brenda an option to acquire a 51% interest in the property for 90 days following a positive production recommendation by an independent consulting firm.  Terms of the option include reimbursing all exploration and feasibility study expenditures incurred to that date up to a total of $2 million and providing all capital required to bring the property into production.  In the event that the property generates a positive cash flow, Brenda will retain 80% of profits until all development capital plus interest has been repaid, at which time proceeds will be distributed based on interest in the project.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

November 30, 2003

4.

Mineral Properties (continued)

If the Company decides to sell any or all of its interest in the property to a third party, it must first offer that interest to Brenda on the same terms and Brenda shall have 60 days to advise the company of its decision.

The Company has pledged a $2,500 term deposit as reclamation security as required by the Province of British Columbia.

ii)

On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Similkameen Mining Division of British Columbia. The purchase price of the claims was $15,000 (paid) and upon commencement of production of valuable minerals from the claims, the vendor will receive a royalty of 1% of net smelter returns.

During May 2001 and continuing through December 2001, the Company commenced a drilling program on the leases.  Total exploration expenses of $85,237 were incurred during this period, BC mining exploration tax credits of $17,508 have been received on these expenditures.

b)

Chinchaga Project

On January 29, 1999, the company entered a joint venture agreement with Marum Resources Inc. to explore for diamonds in the Chinchaga area of northern Alberta, Canada.  The company must contribute $300,000 by way of cash or cash equivalents, whereby a maximum contribution of $100,000 can be made through private placement for shares in Marum Resources Inc.  The company will receive 50% interest in Marum’s working interest in the three townships of the Chinchaga area.

The agreement required total consideration of $300,000 to be paid as follows

$ 150,000

before June 30, 1999 for first 25% interest

$ 150,000 (amended)

before September 30, 2000 for remaining 25% interest

During 1999, the Company exercised its option to purchase the 1,000,000 private placement units of Marum Resources Inc. for $100,000 and expended $50,000 for the development of the Chinchaga project.  Each private placement unit contains one common share and one non-transferable share purchase warrant to purchase one additional common share at a price of $0.12 per share, exercisable for a period of two years from the date of payment for the units.  During fiscal 2000, the Company exercised the 1,000,000 warrants and purchased 1,000,000 shares of Marum for $120,000.

During fiscal 2001, the Company and Marum amended the agreement whereby the Company has now earned its 50% interest in the project through the advance of $270,000 as detailed above.  At May 31, 2002 no further activity had transpired and no adjustments to the joint venture contribution have been recorded.  During fiscal 2002, the deferred costs related to the property were written down to a nominal amount as no work is currently planned on the property.

c)

Torngat Property

During November 1999, the Company was granted two (2) exploration permits totalling 108.5 square kilometers in northern Quebec, know as the Torngat property.  The Company has commenced aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs are shared.  As part of the permits, the Quebec government has agreed to reimburse 50% of exploration expenditures up to a maximum of $220,000.  During fiscal 2001, the Company received $26,300 in reimbursement for expenses from the Quebec government.

d)

Fort Vermillion Property

During fiscal 2002, the company applied for and received metallic and industrial mineral permits covering 40 sections of land, 9,216 hectares each, in the Province of Alberta.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

November 30, 2003

5.

Share Capital

Authorized:

20,000,000 common shares without par value

	2003 2002
Issued	Number of Shares	Amount	Number of Shares	Amount

Balance, beginning and end of period	9,012,183	$ 3,515,664	9,012,183	$ 3,515,664

6.

Earnings Per Share

Fully diluted earnings per share has not been disclosed in 2003, and 2002 as the results are anti-dilutive.

7.

Related Party Transactions

During the period the company paid $ 15,000 (2002 - $ 15,000) in management fees and $  803 (2002 - $803) in professional fees to a company controlled by an individual who is a director of the company.

8.

Income Taxes

The Company has resource deduction tax pools of approximately $2,411,572 available to offset future taxable income.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

November 30, 2003

9.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States.  The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

a)

Mineral property exploration and development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located.  Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process.  The effect on the Company’s financial statements is summarized below:

	For the six months ended
	November 30,	November 30,
	2003	2002
Consolidated statement of
operations and deficit
(Loss) for the period under
Canadian GAAP	$ (34,656)	$ (31,229)

United States GAAP	$ (34,656)	$ (31,229)

Gain (loss) per share – US GAAP	$ (0.003)	$ (0.003)

Consolidated balance sheet Assets
Mineral Properties
Canadian GAAP	$ 1,099,432	$ 1,078,282
Resource property expenditures
(cumulative)	(840,882)	(819,732)

United States GAAP	$ 258,550	$ 258,550

Deficit
Canadian GAAP	$ (2,210,145)	$(2,148,740)
Resource property expenditures
(cumulative)	(840,882)	(819,732)

United States GAAP	$(3,051,027)	$(2,968,472)

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

November 30, 2003

9.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)  (continued)

b)

Marketable Securities

Under United States GAAP, the Company would classify the marketable securities as “Securities available for resale”.  The carrying value on the balance sheet at November 30, 2003 would be $37,520 (2002 -$42,210 ) and the unrealized gain (loss) would be posted to shareholder’s equity $nil (2002 - $ 4,690).

c)

Stock based compensation

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value.  The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”.

d)

Loss per share

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended May 31, 2003, 2002, and 2001 were 9,012,183, 9,012,183, 8,882,411, respectively.

e)

Income Taxes

Under United States GAAP, the company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward.  This asset would have been reduced to $nil by a valuation allowance.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

November 30, 2003

9.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)  (continued)

f)

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) approved the issuance of SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 states that all business combinations should be accounted for using the purchase method of accounting making the use of the pooling-of-interest method prohibited.  SFAS No. 141 is effective for business combinations completed after June 30, 2001.  SFAS No. 142 addresses the accounting for all purchased intangible assets, but not the accounting for internally developed intangible assets. Goodwill will no longer be amortized and will be reviewed for impairment in accordance with SFAS No. 142.  SFAS No. 142 is effective for fiscal years beginning after December 15, 2001.  Early adoption is permitted for entities with fiscal years beginning after March 15, 2001.

In July 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life.  SFAS No. 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets”, that supersedes SFAS No. 121 “Accounting for the Impairment of Disposal of Long-Lived Assets and for Long Lived Assets to Be Disposed Of.”  SFAS No. 144 is required to be adopted effective January 1, 2002.

In June 2002, FASB issued SFAS No. 146 “Accounting for costs Associated with Exit or Disposal Activities” (“SFAS 146”), which supersedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)”.  SFAS 146 is required to be adopted for disposal plans initiated after December 31, 2002.

In October, 2002, FASB issued Statement of Financial Accounting Standards No. 147, “Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9” (“SFAS 147”).  The provisions of SFAS 147 relate to acquisitions of financial institutions and are effective for acquisitions occurring on or after October 1, 2002 except for certain provisions which are effective on October 1, 2002.

The adoption of these new pronouncements is not expected to have a material effect on the company’s financial position or results of operations.

INTERNATIONAL TOWER HILL MINES LTD.

SCHEDULE B: SUPPLEMENTARY INFORMATION

QUARTER ENDED NOVEMBER 30, 2003

1.

Analysis of expenses and deferred costs: please see Schedule A

2.

Aggregate amount of non-arm’s length transactions

•

Management fees

$    15,000

3.

a)

Securities issued during the period under review

•

none

a)

Options granted during the quarter under review

•

none

3.

a)

Share capital at end of quarter

•

Authorized:  20,000,000 common shares with no par value

•

Issued:  9,012,183 common shares

a)

Options and warrants outstanding at end of quarter

Options

•

none

Warrants

•

none

4.

List of directors and officers as at November 30, 2003

Officers:

Anton J. Drescher – President; Donna Moroney – Secretary

Directors:

Anton J. Drescher; Norman J. Bonin; Rowland Perkins

INTERNATIONAL TOWER HILL MINES LTD.

SCHEDULE C: SUPPLEMENTARY INFORMATION

QUARTER ENDED NOVEMBER 30, 2003

Schedule C:

Management Discussion

1.

NATURE OF OPERATIONS

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At November 30, 2003, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

2.

EQUITY FINANCING

During the fiscal six months ended November 30, 2003 the Company did not complete any equity financings nor were any share purchase warrants or stock options exercised.  No stock options were granted nor exercised during the period.

3.

EXPLORATION / PROPERTY UPDATE

a)

Exploration Permits granted – Torngat exploration area – Northern Quebec

During November 1999, the Company acquired a 100% interest in two Quebec Mineral Exploration Permits in the Torngat diamond exploration area of Northern Quebec for a total consideration of $11,100.  Additional lease maintenance costs of $5,800 were paid during the fiscal year ended May 31, 2002 and May 31, 2003 for a total to date of $33,550.

Permit 1467 covers 58 square kms.  Permit 1487 covers 50.5 square kms.  Both permits adjoin the kimberlite dyke-bearing property held by Twin Gold Corporation (TWGT).

The Company completed its 2000 Torngat diamond exploration program in northern Quebec. Two helicopter-supported mapping and sampling programs were carried out in August and September. The objective of the 2000 Torngat exploration program was to catalogue kimberlite dykes that were visible from the air and to take samples for geochemical analysis.  One large 5-metre wide dyke was discovered. Its linear extent remains unknown. Geochemical analysis indicates that the kimberlite originated in the diamond stability field and is a potential diamond host. One sample was submitted for caustic dissolution and no diamonds were recovered. No exploration costs were incurred during the six months ended November 30, 2003 and November 30, 2002.  The Company intends to carry out a follow-up sampling and mapping program.  Its objectives will be to take significantly larger samples from various locations on the 5-metre wide dyke and to explore for additional dykes on the basis of airborne geophysical data.

b)

Chinchaga Diamond and Metals Project – Northern Alberta

During the year, the Company did not incur any exploration costs with regards to the Chinchaga Diamond and Metals Project, Northern Alberta.  The Company is evaluating the results of past exploration and is implementing a land management program to coincide with the end of the first assessment work cycle.  During fiscal 2002, the deferred costs related to the property were written down to a nominal amount as no work is currently planned for this property.

c)

Fort Vermillion Property – North Central Alberta

During fiscal 2002, the Company applied for and received metallic and industrial mineral permits covering 40 Townships of Land representing approximately 368,000 hectares in the Province of Alberta.  During fiscal May 31, 2003 the Company advanced $20,000 for satellite imaging in preparation for a Summer 2003 mapping, sampling, and exploration program.

d)

Siwash Creek Project – Similkameen Mining Division of British Columbia

The Company commenced its Spring 2001 diamond drill program on its 100% owned Siwash Property in south-central British Columbia.  The Siwash Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Fairfield Minerals Ltd. (gold production) mineral projects.

The 2001 drill program composed of five drill holes varying from 150 meters to 250 meters, AZ 00 dip varying from –550 to 650 and are concentrated in the area north and east of holes 96-3, 97-1 and 97-5.  All holes were drilled in the mineralized granodiorite.  This 5-hole program further extended the area of copper/silver/gold mineralization in the north-east corner of the property.  All 5 holes intersected copper mineralization with the best assays concentrated in the areas of highly fractured host rock.  All the significant intersections of sulphide mineralization were assayed for gold and the ratio of gold to copper was found to be 1: 30700, with the best intersection containing 3.56 grams of gold per tonne over an intersected width of 0.9 metres in DDH 01-5.  The most significant results are as follows:

DDH

   N

   E

AZ

DIP

  L

FROM

    TO

     DIST

CU%

01-1

5000

5400

0

-57

  64.0

125.5

    61.5 M

0.297

a-1

4900

5600

0

-57

194

  29.9

  36.5

      6.6 M

0.186

01-3

4850

5800

0

-57

200

  54.6

  56.9

      2.3 M

2.073

01-4

5000

5800

0

-57

  37.5

  38.6

      1.1 M

0.209

01-5

4780

6000

0

-57

186

  91.3

  94.0

      2.7 M

1.295

118.5

119.4

      0.9 M

7.870

Gold

0.9 M 3.56 Gr/T

01-6

4780

6000

180

-57

 71.3

  75.5

      4.2 M

 0.810

Further exploration programs will depend upon evaluation of all information to date.  Known mineralization has been located within an area 800 M east-west and 200 M north-south for a total of approximately 160,000 squares metres and still open.

During May 2001 and continuing through December 2001, the Company incurred total exploration expenses of $85,237.  British Columbia mining exploration tax credits of $15,059 have been received on these expenditures during the fiscal year ended May 31, 2003.  In addition, during the period a payment of $12,500 was made to an optioner to maintain an option on a portion of the Company’s Siwash Creek claim.  This property payment represents the final payment required under the terms of the agreement with the vendor with respect to these mineral claims.

The Company is proposing to initiate a five hole drill program scheduled for the Spring 2004.

4.

CORPORATE BUSINESS

a)

General and Administrative costs for the six months ended November 30, 2003 were $37,263  (2002: $34,835) representing a increase of $2,428.  The majority of the increase in general and administrative expenses was due to increase in stock exchange and filing fees of $2,195 to $5,968 for the fiscal six months ended November 30, 2003  (2002: $3,773).  Included in the General and Administrative costs are $15,000 (2002: $15,000) in management fees and $803 (2002: $803) in professional fees paid to a company controlled by an individual who is a director of the Company.  Interest income for the six months ended November 30, 2003 was $2,607 compared to $3,606 for the six months ended November 30, 2002.  The decrease in interest income is a result of lower interest being earned on the Company’s cash and cash equivalents.

b)

The Company did not incur any specific expenditures relating to investor relations activities for the six months ended November 30, 2003 and up to the date of this report.  Investor relations activities were conducted in-house by management.

5.

OTHER

On October 30, 2003 the Annual General Meeting of Shareholders was convened where the following resolutions were resolved:

1.

Appointment of New Auditors and Remuneration of Auditors

Shareholders approved the appointment of MacKay LLP, Chartered Accountants, of Suite 1100 – 1177 West Hastings Street, Vancouver, BC V6E 4T5, to serve as the auditors of the Corporation until the next annual general meeting of the shareholders.

Shareholders authorized the directors of the Corporation to fix the remuneration to be paid to the auditors.

2.

Election of Directors

Shareholders approved the election of the following individuals as directors to hold office until the next Annual General Meeting or until his successor is duly elected, unless his office is earlier vacated, in accordance with the Articles of the Corporation:

Anton J. Drescher, Norman, J. Bonin, Rowland Perkins

3.

Subdivision of Share Capital

The Corporation currently has 9,012,183 common shares issued and outstanding.  Management had determined that it is in the best interests of the shareholders and the Corporation that the authorized and outstanding share capitalization be subdivided on a two for one basis.  At the Meeting, the shareholders passed the following special resolution:

“BE IT RESOLVED as a special resolution that:

(a)

the memorandum of the Corporation be altered by subdividing all of the 20,000,000 common shares without par value, whether issued or unissued, into 40,000,000 common shares without par value so that the authorized capital of the Corporation be increased from 20,000,000 to 40,000,000 common shares without par value and the number of fully paid issued shares be increased from 9,012,183 to 18,024,366 common shares without par value;

(b)

Paragraph 1 of the Memorandum of the Corporation be altered to reflect such share subdivision; and

(c)

The directors be authorized to carry out the share subdivision in the future at the sole discretion of the directors."

As a special resolution, this resolution was passed by not less than three-quarters of the votes cast by the shareholders who voted at the Meeting.

Stock Option Plan

The Board of Directors of the Corporation wish to adopt a new stock option plan (the “Stock Option Plan”).  The shareholders of the Corporation approved the stock option plan, subject to any alteration pursuant to the proposed share subdivision and subject to acceptance by the TSX Venture Exchange (the “TSX”)

The purpose of the Stock Option Plan is to allow the Corporation to grant options to its directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Corporation.  The granting of such options is intended to align the interests of such persons with that of the Corporation.

The number of shares reserved for issuance under the Stock Option Plan shall be 1,802,436 shares, representing 20% of the Corporation's issued share capital as at the date of this Information Circular, subject to any adjustment pursuant to the proposed share subdivision set forth herein.  If the proposed share subdivision set forth herein proceeds, the number of shares reserved for issuance under the Stock Option Plan would be 3,604,872 shares.  The Corporation does not presently have any outstanding stock options.

If the Stock Option Plan is not adopted, options will be granted and amended from time to time, subject to TSX approval in each instance.

The Board of Directors of the Corporation may grant options pursuant to the Stock Option Plan prior to the annual general meeting, on the basis that such options will not be exercisable unless and until the Stock Option Plan has been approved by the shareholders and accepted by the TSX.

A copy of the proposed Stock Option Plan is attached hereto as Appendix “A”.

Accordingly, the shareholders of the Corporation passed an ordinary resolution, the text of which will be in substantially the form as follows:

"RESOLVED, as an ordinary resolution, that:

1.

the Stock Option Plan, in the form attached hereto as Appendix “A” and presented at the annual general meeting, be and is hereby approved;

2.

the Corporation be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Stock Option Plan entitling the option holders to purchase common shares of the Corporation;

3.

the maximum number of common shares of the Corporation reserved for issuance under the Stock Option Plan during the first year shall be 1,802,436 common shares, subject to adjustment pursuant to the proposed share subdivision set forth herein;

4.

the Board of Directors or any committee created pursuant to the Stock Option Plan be and is hereby authorized to make such amendments to the Stock Option Plan from time to time, as may be required by the applicable regulatory authorities, or may, in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of all applicable regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Stock Option Plan, the approval of the shareholders;

5.

the approval of the Stock Option Plan by the Board of Directors be ratified, approved and confirmed and any one director of the Corporation be and is hereby authorized to execute any and all documents as the director deems necessary to give effect to the transactions contemplated in the Stock Option Plan;

6.

the Corporation be and is hereby authorized to abandon or terminate all or any part of the adoption of a Stock Option Plan if the Board of Directors of the Corporation deem it appropriate and in the best interest of the Corporation to do so;

7.

the Corporation be and is hereby authorized to prepare such disclosure documents and make such submissions and filings as the Corporation may be required to make with the TSX to obtain the approval of the TSX to the Stock Option Plan;

8.

any one or more of the directors of the Corporation be and is hereby authorized and directed to perform all acts, deeds and things and execute, all such documentation and other writings, including necessary treasury order(s), TSX filing forms, British Columbia Securities Commission filing forms and all other necessary regulatory forms, as may be required to give effect to the true intent of this resolution; and

9.

the Board of Directors be authorized in its sole discretion, to amend, postpone, or abandon the implementation of the foregoing resolutions, including the implementation of the Stock Option Plan,  if, in the Board of Directors' sole opinion, the circumstances so warrant."

#

APPENDIX “A”

INTERNATIONAL TOWER HILL MINES LTD.

(the “Company”)

2003 STOCK OPTION PLAN

(the "Plan")

1.

PURPOSE OF THE PLAN

The Company hereby establishes a stock option plan for directors, senior officers, Employees, Management Company Employees and Consultants (as such terms are defined below) of the Company and its subsidiaries (collectively "Eligible Persons"), to be known as the "2003 Stock Option Plan" (the "Plan"). The purpose of the Plan is to give to Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to 5 years as determined by the Board, to buy shares of the Company at a price equal to the Market Price prevailing on the date the option is granted less the applicable discount, if any, permitted by the TSX Policies (as defined herein) and approved by the Board.

2.

DEFINITIONS

In this Plan, the following terms shall have the following meanings:

(a)

"Associate" means an "Associate" as defined in the Exchange Policies.

(b)

“Acceleration Event” means:

(i)

the acquisition by any "offeror" (as defined in Part 13 of the Securities Act) of beneficial ownership of more than 50% of the outstanding voting securities of the Company, by means of a takeover bid or otherwise; and

(ii)

any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company would be converted into cash, securities or other property, other than a merger of the Company in which shareholders, immediately prior to the merger, have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

(iii)

any sale, lease exchange or other transfer (in one transaction or a series or related transaction) of all or substantially all of the assets of the Company;

(iv)

the approval by the shareholders of the Company of any plan of liquidation or dissolution of the Company.

(b)

"Board" means the Board of Directors of the Company.

(c)

"Change of Control" means the acquisition by any person or by any person and all Joint Actors, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than 50% of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board.

(d)

"Company" means International Tower Hill Mines Ltd. and its successors.

(e)

"Consultant" means a "Consultant" as defined in the TSX Policies.

(f)

"Consultant Company" means a "Consultant Company" as defined in the TSX Policies.

(g)

"Disability" means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to permanently prevent the Optionee from:

(i)

being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(ii)

acting as a director or officer of the Company or its subsidiaries.

(a)

"Discounted Market Price" of Shares means, if the Shares are listed only on the Exchange, the Market Price less the maximum discount permitted under the TSX Policies applicable to Options;

(b)

"Disinterested Shareholder Approval" means a majority of the votes attaching to shares voted at a meeting of shareholders, excluding those attaching to shares held by persons with an interest in the subject matter of the resolution. Votes attaching to securities beneficially owned by interested parties may not be voted in respect of resolutions requiring approval by the Company's disinterested shareholders.

(c)

"Distribution" means a "Distribution" as defined in the TSX Policies.

(d)

"Eligible Persons" has the meaning given to that term in paragraph 1 hereof.

(e)

"Employee" means an "Employee" as defined in the TSX Policies.

(f)

“Exchange" means the TSX Venture Exchange and, if applicable, any other stock exchange on which the Shares are listed.

(g)

“Expiry Date" means the date set by the Board under section 4.1 of the Plan as the last date on which an Option may be exercised.

(h)

"Grant Date" means the date specified in an Option Agreement as the date on which an Option is granted.

(i)

"Insider" means an "Insider" as defined in the TSX Policies.

(j)

"Investor Relations Activities" means "Investor Relations Activities" as defined in the TSX Policies.

(k)

"Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in section 96 of the Securities Act.

(l)

"Management Company Employee" means a "Management Company Employee" as defined in the TSX Policies.

(m)

"Market Price" of Shares at any Grant Date means the last closing price per Share preceding the Company's announcement of the grant of the Option or, if the grant is not announced, on the trading day immediately preceding the Grant Date, or if the Shares are not listed on any stock exchange, "Market Price" of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

(n)

"Option" means an option to purchase Shares granted pursuant to this Plan.

(o)

"Option Agreement" means an agreement, in the form attached hereto as Appendix "A", whereby the Company grants to an Optionee an Option.

(p)

"Optionee" means each of the Eligible Persons granted an Option pursuant to this Plan and their heirs, executors and administrators.

(q)

"Option Price" means the price per Share specified in the Option Agreement, adjusted from time to time in accordance with the provisions of section 5 herein.

(r)

"Option Shares" means the aggregate number of Shares that an Optionee may purchase pursuant to an Option.

(s)

"Plan" means this 2003 Stock Option Plan.

(t)

"Shares" means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to section 5, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

(u)

"Securities Act" means the Securities Act, R.S.B.C. 1996, c.418, as amended, as at the date hereof.

(v)

"TSX Policies" means the policies included in the TSX Venture Exchange Corporate Finance Manual and "TSX Policy" means any one of them.

(w)

"Unissued Option Shares" means the number of Shares, at a particular time, that have been reserved for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

(x)

"Vested" means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

1.

GRANT OF OPTIONS

3.1

Option Terms

The Board may from time to time authorize the issue of Options to Eligible Persons of the Company and its subsidiaries. The Option Price under each Option shall be not less than the Discounted Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five years after the Grant Date. Options shall not be assignable or transferable by the Optionee

3.2

Limits on Shares Issuable on Exercise of Options

Subject to the requirements of the Exchange, the maximum number of Shares that may be issuable pursuant to options granted under the Plan shall be 1,802,436 Shares, or such additional amount as may be approved from time to time by the shareholders of the Company.

The maximum number of Shares that may be issuable under the Plan within a one year period is as follows:

(a)

to any one Optionee shall not exceed 5% of the total number of issued and outstanding Shares, calculated on the date the Option is granted;

(b)

to any one Consultant or Consultant Company shall not exceed 2% of the issued shares of the Company, calculated at the date the Option is granted; and

(c)

the aggregate number of options granted to Eligible Persons performing Investor Relations Activities shall not exceed 2% of the issued shares of the Company, calculated at the date the option is granted.

3.3

Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. For stock options to Employees, Consultants, Consultant Companies or Management Company Employees, the Company is representing herein and in the applicable Stock Option Agreement that the Optionee is a bona fide Employee, Consultant, Consultant Company or Management Company Employee, as the case may be, of the Company or its subsidiary. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4.

EXERCISE OF OPTION

4.1

When Options May be Exercised

Subject to sections 4.3 and 4.4, an Option may be exercised to purchase any number of Shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 4:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

4.2

Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share. Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee's cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation, in which case the Option shall not have been validly exercised.

4.3

Vesting Schedule for Options Granted to Consultants or Consultant Companies Conducting Investor Relations Activities

An Option granted to a Consultant or Consultant Company conducting Investor Relations Activities will become vested with the right to exercise 1/4 of the Option upon the conclusion of every 3 months subsequent to the Grant Date, such that such Optionee will be vested with the right to exercise 100% of the Option upon the conclusion of 12 months from the Grant Date.  By way of example, in the event that such Optionee did not exercise 1/4 of the Option at the conclusion of 3 months from the Grant Date, such Optionee would be entitled to exercise 1/2 of the Option upon the conclusion of 6 months from the Grant Date.

Provided, however, that notwithstanding any vesting schedule specified in respect of any particular option, Options shall become fully vested, and each Optionee shall be entitled to exercise his or her option in respect of the full number of Optioned Shares, upon the occurrence of an Acceleration Event, subject to review and acceptance of the Acceleration Event by the Exchange.

a.1

Termination of Employment

If an Optionee ceases to be a director, officer, Employee, Consultant, Consultant Company or Management Company Employee of the Company or one of the Company's subsidiaries, his or her Option shall be exercisable as follows:

(a)

Death or Disability.  If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i)

365 days after the date of death or Disability; and

(ii)

the Expiry Date;

(a)

Termination For Cause.  If the Optionee, or in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person as a result of termination for cause, as that term has been interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee's employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(b)

Early Retirement, Voluntary Resignation or Termination Other than For Cause.  If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days (30 days if the Optionee was engaged in Investor Relations Activities) after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person.

4.5

Effect of a Take-Over Bid

If a bona fide offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Option Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a)

the Offer is not completed within the time specified therein; or

(b)

all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof, then the Option Shares received upon such exercise,

in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to paragraph 3.3 shall be reinstated. If any Option Shares are returned to the Company under this paragraph 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

4.6

Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Board may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan as Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer. The Board shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than five business days and not more that thirty-five days notice is required.  The Offer and the acceleration of the Options under this Section 4.6 are subject to review and acceptance by the Exchange.

4.7

Effect of a Change of Control

If a Change of Control occurs, all Option Shares subject to each outstanding Option will become Vested, whereupon such Option may be exercised in whole or in part by the Optionee.

4.8

Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.9

Shares Not Acquired

Any Unissued Option Shares not acquired by an Optionee under an Option that has expired may be made the subject of a further Option pursuant to the provisions of the Plan.

5.

ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1

Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such Share Reorganization, for each Option:

(a)

the Option Price will be adjusted to a price per Share which is the product of:

(i)

the Option Price in effect immediately before that effective date or record date; and

(ii)

a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(a)

the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5.2

Special Distribution

Subject to the prior approval of the Exchange, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a)

shares of the Company, other than the Shares;

(b)

evidences of indebtedness;

(c)

any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the Company has determined to be outside the normal course); or

(d)

rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.3

Corporate Organization

Whenever there is:

(a)

a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2;

(b)

a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)

a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation;

(any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such Option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Directors.

a.1

Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company's auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

a.2

Regulatory Approval

Any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of paragraphs 5.1, 5.2 or 5.3 is subject to the approval of the Exchange and any other governmental authority having jurisdiction.

1.

MISCELLANEOUS

6.1

Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

a.1

Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval. Disinterested shareholder approval (as required by the Exchange) will be obtained for any reduction in the exercise price of any Option granted under this Plan if the Optionee is an Insider of the Company at the time of the proposed amendment. The obligation of the Company to issue and deliver Shares in accordance with the Plan is subject to the approval of the Exchange and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3

Administration of the Plan

The Directors shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Directors shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4

Income Taxes

As a condition of and prior to participation in the Plan any Optionee shall on request authorize the Company in writing to withhold from any remuneration otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.

6.5

Amendments to the Plan

The Directors may from time to time, subject to applicable law and to the prior approval, if required, of the Exchange or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee. Any amendments to the Plan will be subject to the approval of the shareholders.

a.1

Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.

6.7

No representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

a.1

Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of the Exchange or any regulatory body having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.9

No Assignment or Transfer

No Optionee may assign or transfer any of his or her rights under the Plan or any option granted thereunder.

a.1

Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.11

Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.12

Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the Province of British Columbia.

6.13

Time of Essence

Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

6.14

Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

Approved by the Board of Directors

of INTERNATIONAL TOWER HILL MINES LTD.

on September 29th, 2003.

#

APPENDIX "A"

INTERNATIONAL TOWER HILL MINES LTD.

INCENTIVE STOCK OPTION PLAN

OPTION AGREEMENT

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL _____________, 20__"

This Option Agreement is entered into between INTERNATIONAL TOWER HILL MINES LTD. (the "Company") and the Optionee named below pursuant to the Incentive Stock Option Plan (the "Plan"), and confirms that:

As of _____________________________, 20__ _____________________ (the “Optionee”) is hereby granted an incentive stock option to purchase up to an aggregate of _________________common shares in the capital stock of the Company; exercisable at a price of $_____ per share; exercisable from time to time up to but not after _________________, ___________, and subject to the Vesting Schedule contained in section 6.6 of the Plan, if applicable; all on the terms and subject to the conditions set out in the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ____ day of ____________________, ________.

INTERNATIONAL TOWER HILL MINES LTD.

Authorized Signatory

SIGNED, SEALED AND DELIVERED

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by ______________________________

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in the presence of:

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Name

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<Name of Optionee>

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Address

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Occupation

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